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                           July 9, 2020

       Anthony G. Quinn, M.B Ch.B, Ph.D.
       Chief Executive Officer
       Aeglea BioTherapeutics, Inc.
       805 Las Cimas Parkway
       Suite 100
       Austin, TX 78746

                                                        Re: Aeglea
BioTherapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 6, 2020
                                                            File No. 333-239706

       Dear Dr. Quinn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Ryan Mitteness, Esq.